                  [COMMERCIAL FEDERAL CORPORATION LETTERHEAD]


                                November 23, 2005


Via Edgar and Facsimile
-----------------------

Mr. Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549

                                Re: Mail Stop 4561

                                Commercial Federal Corporation
                                Form 10-K for the period ended December 31, 2004 File No. 1-11515

Dear Mr. Walker:

On behalf of Commercial Federal Corporation (the "Company"), this letter is in response to comments addressed by the Securities and Exchange Commission staff in a letter dated November 4, 2005 with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The SEC comments and the responses from Commercial Federal Corporation are set forth below.

Commercial Federal Corporation acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the period ended December 31, 2004, (ii) SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Commercial Federal Corporation confirms to the Staff that no amendment to the Proxy Statement on Schedule 14A filed by Commercial Federal Corporation on September 20, 2005, or resolicitation of proxies with respect to the special meeting of stockholders of Commercial Federal Corporation held on November 1, 2005 with respect to Commercial Federal Corporation's proposed merger with Bank of the West, is required in connection with any of the SEC's comments or Commercial Federal Corporation's responses.

Note 13 - Derivative Financial Instruments, page 86:
----------------------------------------------------

For reference purposes, the following table reflects the hedging transactions for the Company which qualified for hedge accounting under SFAS No. 133 as of December 31, 2004:

---------------------------------------------------------------------------------------------------------------
   HEDGING          HEDGING                   HEDGED             TYPE OF               DESIGNATED
   STRATEGY        INSTRUMENT                  ITEM               HEDGE                   RISK
---------------------------------------------------------------------------------------------------------------
1                Interest Rate Swap      Variable interest       Cash flow       Benchmark Rate: 3-month US
                 (pay fixed, receive     payments on High        hedge           Treasury Bill
                 floating)               Performance Savings
                                         (HPS) Deposits
---------------------------------------------------------------------------------------------------------------
2                Interest  Rate Swap     Variable interest       Cash flow       Benchmark Rate: 3-month
                 (pay fixed, receive     payments on FHLB        hedge           LIBOR
                 floating)               (Federal Home Loan
                                         Bank) advances with
                                         3-month rate resets
                                         and 3-month
                                         renewable fixed rate
                                         FHLB advances
---------------------------------------------------------------------------------------------------------------
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---------------------------------------------------------------------------------------------------------------
3                Swaptions               Call options            Fair value      Changes in the fair value of
                 (option to enter into   embedded in             hedge           call options embedded in
                 pay fixed, receive      convertible fixed rate                  convertible fixed rate FHLB
                 floating swap)          FHLB advances                           advances
---------------------------------------------------------------------------------------------------------------
4                Swaps                   Fixed rate FHLB         Fair value      Changes in the fair value of
                 (pay floating,          advances                hedge           fixed rate FHLB advances
                 receive fixed)
---------------------------------------------------------------------------------------------------------------
5                Commitments to Sell     Fixed Rate              Fair value      Changes in fair value of
                 Mortgage Loans          Mortgage Loans          hedge           warehouse loans
                 ("Forward Loan          Held for Sale
                 Sales")                 ("Warehouse Loans")
---------------------------------------------------------------------------------------------------------------

SEC Comment No. 1:  Hedging Strategy 1
--------------------------------------

We have reviewed your response to prior comment 1 of our letter dated September 21, 2005. We note that you use the long-haul method of assessing hedge effectiveness for hedges of the variable interest payments on your high performance savings deposits and have designated these hedges as cash flow hedges under SFAS 133. Please provide us with the following additional information regarding these hedges:

     o tell us whether your hedged deposits have a fixed term to maturity or if they can be withdrawn at anytime

     Response:  The hedged deposits may be withdrawn at anytime.
     --------

     o tell us if the maturity date of the deposit matches the maturity date of the swap

     Response:  The maturities of the hedged deposits are indeterminable, and
     --------
     therefore, the maturity dates of the deposits do not match the maturity date of the swap.

     o tell us if the amount of the deposit matches the notional amount of the swap

     Response: The $100 million notional amount for each swap was tied to $100
     --------
     million cohorts of the total portfolio of deposits indexed to the 3-month Treasury bill rate beginning with the bottom $100 million cohort and each incremental $100 million layer thereafter. The total balance of related deposits was always expected to exceed the notional amount of swaps, and in all periods it actually did (by several hundred million dollars). The aggregate level of deposits was compared to the aggregate notional amount of the swaps outstanding on a weekly basis to ensure the total amount of swaps did not exceed the total notional amount of hedged deposits and the Company ensured there was a significant cushion between the total amount of swaps and the level of hedged deposits.

     o explain how you determined that this hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

     Response: At the inception of the hedge and on a quarterly basis, the
     --------
     hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to changes in the 3-month Treasury bill rate during the term of the swaps. The assessment of hedge effectiveness

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     was determined by regressing the 3-month Treasury Bill weekly auction discount rate applied to the HPS deposits against the Treasury Bill auction discount rate defined by the terms of the swap as the simple arithmetic average of the weekly Treasury Bill auction discount rate for auctions held within the swap reset period using a 52-week historical time frame.

SEC Comment No. 2:  Hedging Strategies 3 & 4
--------------------------------------------

We note that you have assumed 100% effectiveness for hedges of your fixed-rate convertible FHLB advances and the conversion options embedded within those advances and have designated these hedges as fair value hedges under SFAS 133. Please provide us with the following additional information regarding these hedges.

     o tell us how you considered the potential for ineffectiveness due to differences in the discount rate used to determine the fair value of the hedged item and the hedging instrument

     Response: Since the hedged item and the hedging instrument had identical
     --------
     terms, and both counterparties trade to a AA credit rating or better, the same discount rate was used in the determination of fair value and in the assessment of effectiveness.

     o tell us how you measured the change in time value associated with the conversion option and how you treated it in measuring effectiveness of the hedge

     Response: Since the hedged item and the hedging instrument had identical
     --------
     terms, and therefore, the same time value associated with the conversion option, it was not deemed necessary to separately consider the change in time value associated with the conversion option in the determination of fair value and in the assessment of effectiveness.

     o fully support your assertion that the credit spread in the pricing of the hedged FHLB advance is zero. For example, tell us how you believe the credit spread in the advance is measured and what pricing reference curve you used to determine that the credit spread is zero.

     Response: The pricing reference used to measure the fair value of the
     --------
     hedged Federal Home Loan Bank of Topeka ("FHLB") advances is the FHLB's pricing curve. The Company has verified with the FHLB, and it is apparent when reviewing the pricing published by the FHLB, that there is no consideration given to credit spread as a separate component of the FHLB's pricing policies evidenced by standard pricing and collateral requirements for all borrowers.

SEC Comment No. 3:  Hedging Strategy 5
--------------------------------------

We note that you have assumed 100% effectiveness for hedges of your fixed-rate pools of mortgage loans and have designated these hedges as fair value hedges under SFAS 133. Please tell us whether your hedged pools of mortgage loans are collateralized by property in the same geographic region in accordance with DIG Issue F11.

     Response: The Company is using a strategy similar to that in DIG Issue G2
     --------
     in that the hedged items (the mortgage loans) are delivered into the derivative (the TBA securities). The mortgage loans in the hedged pools are newly originated mortgage loans collateralized by property located throughout the United States. The value of these hedged pools is determined by reference to the TBA security market (into which these mortgage loans would be delivered) for newly originated mortgage loans. The loans are pooled by loan type, maturity, type of collateral, and interest rate type. The TBA mortgage securities are created without regard to the geographic region of the mortgage loans within the United States, and therefore, the geographic distribution of the loans has no impact on fair value. Since the TBA mortgage security will be created by the pool of mortgage loans being hedged, the fair value of each hedged loan in the pool will, by definition, respond in a proportionate manner to any overall change in fair value of the aggregate hedged pool of loans.

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SEC Comment No. 4:  Hedging Strategies 3, 4 and 5
-------------------------------------------------

Please confirm how you performed and documented an assessment of hedge effectiveness on an ongoing basis as discussed in DIG Issue G9.

     Response: DIG Issue G9, "Cash Flow Hedges: Assuming No Ineffectiveness When
     --------
     Critical Terms of Hedging Instruments and Hedged Transaction Match in a Cash Flow Hedge," states that "based on the fact that, at inception, the critical terms of the hedging instrument and the hedged forecasted transaction are the same, the entity can conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivative. Therefore, subsequent assessments can be performed by verifying and documenting whether the critical terms of the hedging instrument and the forecasted transaction have changed during the period in review. Because the assessment of hedge effectiveness in a cash flow hedge involves assessing the likelihood of the counterparty's compliance with the contractual terms of the derivative designated as the hedging instrument, the entity must also assess whether there have been any adverse developments regarding the risk of counterparty default."

     Hedging strategies 3 & 4 are fair value hedges, unlike cash flow hedges addressed in DIG Issue G9. We determined that the critical terms of the hedging instrument and the hedged item are the same since such terms are contractually binding and could not be changed without the execution of a new contract. In fact, as discussed in our response to Comment 2 above, the changes in fair value of the derivative will always offset the changes in the fair value of the hedged advances for the risk being hedged, absent counterparty default. Also, the key personnel within the Company who approve and execute such contractual changes are the same personnel who monitor any changes to the critical terms of the hedging instrument and the hedged item. Furthermore, counterparty creditworthiness is reviewed on a quarterly basis by the Company's Credit Administration department as a matter of safe and sound banking practice to ensure there are no adverse developments regarding the risk of counterparty default if such developments had occurred.

     For hedging strategy 5, the critical terms of the mortgage loans being hedged were matched with the critical terms of the TBA mortgage security hedging such loans on a daily basis in conjunction with the daily designation of hedges as evidenced by a daily position report.


Please direct any further comments or questions to Gary L. Matter, Senior Vice President, Controller and Secretary at (402) 918 - 1382. Thank you.


                                                Sincerely,

                                                /s/ David S. Fisher

                                                David S. Fisher
                                                Executive Vice President and
                                                Chief Financial Officer


cc:  Sharon Johnson, SEC
     William A. Fitzgerald, Chairman of the Board and Chief Executive Officer Joel E. Rappoport, Esq.
         Muldoon Murphy & Aguggia LLP
     David E. Shapiro
         Wachtell, Lipton, Rosen & Katz